

ICIMutual
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November 26, 2013

Mr. Michael Lewis
Chief Compliance Officer
Saturna Capital Corporation
1300 N. State Street
Bellingham, WA 98225

RE: **ICI Mutual Investment Company Blanket Bond No. 89265113B ("Bond")**
           D&O/E&O Liability Insurance Policy No. 89265113D ("Policy")

Dear Michael:

As we have previously discussed, we understand that you prepare a proposed allocation of
premium between the joint insureds on the above referenced Bond and Policy. I am hereby
confirming that the share of total premium for Blanket Bond and D&O/E&O coverage allocated
to each Investment Company Insured is less than the premium such company would have had to
pay if it had purchased separate policies each with the same limit from ICI Mutual.

Further to your request, we are providing the following updated estimates for individual bonds
and policies for the separate insureds in the chart below. Please note that these are not
quotations, and do not include state premium tax amounts. Should you wish to seek formal
quotes for these options, please advise us accordingly as additional underwriting will be
necessary.

Individual Insured	Bond Limit (Option 1)	Bond Premium (Option 1)	Bond Limit (Option 2)	Bond Premium (Option 2)	D&O/E&O Policy Limit	Policy Premium
Amana Funds Trust	$2,300,000	$11,500	$3,500,000	$17,000	$3,000,000	$70,000
Saturna Investment Trust	$750,000	$4,100	$3,500,000	$16,000	$1,000,000	$22,500
Saturna Capital Corp	$250,000	$2,100	$3,500,000	$15,500	$1,000,000	$31,500
Saturna Brokerage Svcs	$200,000	$1,900	$3,500,000	$15,000	N/A	

ICI MUTUAL INSURANCE GROUP

ICI MUTUAL INSURANCE COMPANY, A RISK RETENTION GROUP I ICIM SERVICES, INC. I ICI MUTUAL INSURANCE BROKERS, INC.

If you have any questions, please do not hesitate to call me at 202/326-5479.

Regards,

Maggie Sullivan
Underwriting Manager